June 8, 2005	26651 West Agoura Road
Calabasas, CA 91302
Mr. Larry Spirgel	800.998.3411
Assistant Director
Securities and Exchange Commission	www.onassignment.com
Washington, D.C. 20549

Re: File No. 000-20540

Dear Mr. Spirgel,

We are in receipt of your letter dated April 28, 2005 requesting additional information regarding the disclosures and financial discussion included in the Company’s Form 10-K for the fiscal year ended December 31, 2004.  Our responses are as follows:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

 Impairment of Goodwill and Identifiable Intangible Assets, page 26

1.               It is unclear from the first paragraph of page 16 of your June 30, 2003 Form 10-Q whether or not you experienced a significant decline in revenues in the business you acquired from HPO as of June 30, 2003.  The first paragraph of page 29 of your Form
10-K indicates that you concluded that goodwill, related to one of your Healthcare Staffing reporting units, was impaired as of June 30, 2003.  However, the reasons for the June 2003 impairment charge are unclear, since it appears that most of your goodwill, as of December 31, 2002, was acquired in the HPO acquisition.  Tell us how you determined your SFAS 142 reporting units explaining how goodwill was allocated to each.  Give us an analysis of your reporting unit goodwill and related impairment; and explain to us in more detail how you applied SFAS 142 to determine that impairment charges were necessary.

Company Response:

Background Information and Evaluating Reporting Units

The Company has two segments: Lab Support and Healthcare Staffing. The Healthcare Staffing segment is comprised of two reporting units: Nurse Travel and Medical Financial and Allied (MF&A).  The Company determined its reporting units within the Healthcare Staffing segment based on the guidance in paragraph 30 of FAS 142 as both Nurse Travel and MF&A constitute businesses for which discrete financial information is available, and segment management regularly reviews the operating results of each to evaluate performance.

The Company’s Nurse Travel reporting unit consists principally of operations acquired as part of the Company’s April 2002 acquisition of Health Personnel Options Corporation (HPO), which provided travel healthcare staffing services, primarily traveling nurses. The Company’s primary reason for making this acquisition was to become a significant participant in the nurse travel market, which at the time was experiencing significant growth.  As a result, all of the goodwill from the HPO acquisition was assigned to the Nurse Travel reporting unit as noted below.

Prior to the impairment charge, the total amount of goodwill included on the consolidated balance sheet at June 30, 2003 was $123,894,000.  Of this amount, $122,352,000 had been assigned to Nurse Travel. Additionally, $1,197,000 was assigned to the Lab Support reporting unit and $345,000 to the MF&A reporting unit from acquisitions prior to HPO.  In assigning goodwill to the reporting units, the Company identified goodwill by acquisition and then allocated the goodwill to the reporting units that benefited from the acquisitions.

The Company selected December 31 to perform its annual impairment test of goodwill.  The Company performed the test as of December 31, 2002 and determined that there was no impairment of goodwill or intangible assets related to any of the Company’s reporting units, including Nurse Travel.

FAS 142, paragraph 28, also requires companies to test for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  FAS 142 offers some examples of these events or circumstances. When the quoted market price of the Company’s common shares declined from $8.52 per share at December 31, 2002 to $4.04 per share at June 30, 2003 management analyzed the underlying cause of the decline to determine its cause. Management concluded that the significant drop in market capitalization stemmed in large part from a significant reduction in the Company’s quarterly revenue, and decreased expectations for future revenues for both the Company and the Nurse Travel industry (i.e., a significant adverse change in the business climate).  This was supported by the decrease in revenues for the Nurse Travel reporting unit from $26,218,000 in the quarter ended December 31, 2002 to $21,913,000 in the quarter ended March 31, 2003 and $19,799,000 in the quarter ended June 30, 2003, indicating a need for the Company to revise its forecasted revenues for the Nurse Travel reporting unit for the 2003 year and beyond.  Pursuant to Paragraph 28 of FAS 142, the Company concluded that these changes in the business climate were indicators that it was more likely than not that the carrying values of the Company’s reporting units were in excess of their fair value. As a result, the Company performed a test of impairment as of June 30, 2003.

Analysis of Reporting Unit Goodwill and Related Impairment

The Company performed the two-step goodwill impairment test for all reporting units.  With respect to the Lab Support reporting unit and the MF&A reporting unit, a

determination was made that the fair value of the reporting unit was greater than the carrying amount; and therefore, no further testing of goodwill impairment was necessary.  With respect to the Nurse Travel reporting unit, a determination was made that the fair value of the reporting unit was $61,490,000 and the carrying amount of the reporting unit was $144,882,000, therefore, the Company proceeded to step two in the process as the carrying amount exceeded fair value.

Fair value measurement is a key step in this process, which requires significant judgment to be applied on the part of management.  The Company’s approach in determining the fair value of each reporting unit as of June 30, 2003 was to determine the fair value based upon discounted cash flows prepared for each reporting unit.  The discounted cash flows were developed using the traditional approach per FAS 142, Appendix E (which describes acceptable valuation techniques under FASB Concept 7 “Using Cash Flow Information and Present Value”).

Cash flows were developed for each reporting unit based on assumptions including revenue growth expectations, gross margins, operating expense projections, working capital, capital expense requirements and tax rates.  Rather than compute probabilistic cash flow outcomes to account for risk in the cash flow forecasts, the impact of risk was used in developing the discount factor.

In order to determine the reasonableness of the fair value derived from the discounted cash flows, the results for each reporting unit were added and compared to the total of the Company’s market capitalization.  The discounted cash flows for the Lab Support, MF&A and Nurse Travel reporting units were $51,342,000, $3,442,000 and $61,490,000 respectively, for a total of $116,274,000.  A review of the market capitalization was made in order to document the volatility of the stock market and its impact on the determination of the fair market value. The market capitalization varied from $102,483,000, using the stock price at June 30, 2003, to $123,169,000, using an average price based on the period one month prior to and one month subsequent to the testing date.  Based on these results, it was determined that the value derived using a discounted cash flow approximated the Company’s market capitalization and could be used as the fair market value for purposes of performing the goodwill impairment test.

Step two of the impairment test requires us to calculate the implied fair value of goodwill as described in paragraph 21 of FAS 142.  For a significant portion of the assets and liabilities of the reporting units, fair value was considered to be equal to their carrying value (i.e., cash, accounts receivable, prepaid expenses, accounts payable, etc.).  Additionally, an analysis on each of the identifiable intangibles included in the Nurse Travel reporting unit was performed.

Based on the analysis performed above, the implied fair value of goodwill for the Nurse Travel reporting unit was $42,455,000, and the carrying amount of the goodwill was $122,352,000 resulting in an impairment charge of $79,897,000.

Overview and Results of Operations, pages 24 and 27

2.               Refer to your discussion of revenues for the years ended December 31, 2003 and 2004 on page 24 and for the years ended December 31, 2002 and 2003 on page 27, which indicate that both Lab Support and Healthcare Staffing segment revenues continue to decrease.  However, the table on page 53 seems to show that your multiyear decline in revenues reversed in the last two quarters of 2004.  Please expand your discussion of results of operations, in future filings, to describe know trends that you expect to have a material impact on future net revenues or income from continuing operations, as required by Item 303(a)(3)(ii) of Regulations S-K.  Address related trends in costs of services and selling, general and administrative expenses.  Discuss, if practical, the conditions under which you expect these trends to continue or to abate.

Company Response:

The Company has expanded its discussion in the 2005 first quarter filing of Form 10-Q to incorporate the SEC’s comments above. The Company will include similar disclosure in future filings.  Per the March 31, 2005 Form 10-Q, page 10 and 11:

First Quarter 2005 Update

Consolidated revenues of $49,796,000 for the three months ended March 31, 2005 were up 7.3 percent year over year and down 2.9 percent sequentially in a seasonally lower first quarter. As compared to the first quarter of 2004, Lab Support segment revenues were up 11.3 percent, Medical Financial and Allied (MF&A) revenues were up 36.7 percent and Nurse Travel revenues were down 5.2 percent. Our Lab Support and MF&A lines of business had solid revenue growth year over year, as described in greater detail below, as a result of a strengthening economy and our revitalization plan. While revenues for our Nurse Travel line of business were down year over year, explained in more detail below, demand improved throughout the quarter. Our top ten clients represented 67.8 percent of total revenues for Nurse Travel in the first quarter of 2005 as compared to 68.7 percent at the end of the fourth quarter of 2004 and 69.7 percent at the end of the first quarter 2004. We are encouraged by continued revenue growth in all of our lines of business as we ended the quarter. For the full year 2005, assuming reasonably stable labor markets and no loss of major clients at Nurse Travel, we expect our revenues to surpass 2004 revenues as our revitalization plan is fully implemented, and we continue to develop our newer service offerings.

 Consolidated gross margin for the quarter was 26.0 percent, an improvement of 60 basis points year over year, and is discussed in greater detail below. Gross margin improved 100 basis points sequentially due to lower holiday pay and contract worker expenses, an increase in the bill/pay spread as well as increased direct hire and conversion fee revenues for the three months ended March 31, 2005, partially offset by higher workers’ compensation expense. In addition, Nurse Travel, which typically has lower gross margins than our other lines of business, was 39.5 percent of consolidated revenues in the first quarter of 2005 versus 41.3 percent in the fourth quarter of last year. For the full year 2005, we do not expect a material change in gross margin from that of the first quarter, assuming stable bill/pay spreads, workers’ compensation expense, SUI rates, contract professional expenses and direct hire and conversion fee revenues, as well as a comparable service mix.

Selling, general and administrative (SG&A) expenses were $15,974,000 for the quarter, up $1,625,000 year over year and down $634,000 sequentially. The year ago period did not include costs associated with our revitalization plan. The plan was essentially launched in the second quarter of 2004 and our SG&A levels increased as a result of the hiring of additional staffing consultants. The year-over-year variance is explained in greater detail below. The sequential decrease of $634,000 includes a reduction in charges related to severance agreements and a retirement package and reflects our ongoing focus to control and leverage our SG&A expenses, including reductions in field and back-office headcount and other expenses. We do not expect SG&A expenses, including depreciation and amortization, to change significantly for the remaining quarters of 2005.

Going forward, our focus will remain on improving our operational execution, supporting our core offerings, expanding direct placements and growing our newer service lines of Health Information Management, Local Nursing and Clinical Research. In addition to focusing on increasing revenues and gross profit, we will continue to concentrate on improving staffing consultant productivity and rationalizing our selling, general and administrative expenses. However, we do not expect to generate net income in 2005.

Please contact me at 818.878.3157, via fax at 818.878.7931, or email at Kristi.Wolff@onassignment.com should you have any questions or need additional information.

Sincerely,

/s/ Kristi Wolff

Kristi Wolff, CPA

VP, Finance and Corporate Controller

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